Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business and Financial Update for the Fourth Quarter and Full Year 2022

▪Combination with Pherecydes announced, intending to create a global leader in extended phage therapies targeting antimicrobial resistant pathogenic bacteria
▪Deep restructuring implemented; team size reduced by approximately 75% since start of 2022
▪Cash and cash equivalents of €38.8 million ($41.5 million) at the end of December 2022

Cambridge, MA (U.S.) and Lyon (France), March 22, 2023 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update for the fourth quarter and full year of 2022.

“After the disappointing results of our Phase 3 trial in pancreatic cancer, we have pursued during 2022 a consistent strategy to maximize the remaining value for our shareholders through strategic partnering. We sold our US manufacturing site, sharply reduced our cash burn, focused on our most promising preclinical programs, and relentlessly pursued partnering options”, said Gil Beyen, Chief Executive Officer of ERYTECH. “We are very pleased this resulted in the recently announced strategic combination with Pherecydes to build on complementary expertise and capabilities of both companies and create a global leader in phage therapy to address the increasingly alarming health context caused by antimicrobial-resistant bacteria.”

Business Highlights

▪U.S. cell therapy manufacturing facility sold to Catalent for a total consideration of USD 44.5 million
Following the disappointing results of the Company’s Phase 3 trial in pancreatic cancer, ERYTECH in April 2022 sold its state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, to Catalent for a total consideration of $44.5 million. ERYTECH’s staff at the site of approximately 40 people has been transferred to Catalent.

▪Graspa® program halted and focused shifted to preclinical RBC vesicles program
After FDA feedback on the envisaged BLA submission for Graspa® in hypersensitive ALL setback, and a non-conclusive early readout of first patients in a Phase 2 trial in TNBC, with the same product candidate, ERYTECH decided in September 2022 to halt further development of Graspa®, L-asparaginase encapsulated in donor red blood cells. Erytech decided to focus its development efforts on its most promising preclinical programs, the vesiculation of red blood cells that have already been loaded with active therapeutics to produce cargo-loaded RBC-derived extracellular vesicles, for the development of novel therapeutic approaches.

▪Deep restructuring implemented
Linked to the halt of the Company’s lead program Graspa®, a restructuring program was initiated in May 2022. Combined with the approximately 40 people who transferred to Catalent after the sale of the Company’s manufacturing facility in Princeton, the global team size will be less than 25% compared to the start of this year. The Company has retained its R&D team and its expertise in key functional areas to keep the ability to restart a pipeline of partnered development programs and maintain a fully operational dual-listed company.

▪Combination with Pherecydes announced
On February 15, 2023, the Company announced the strategic combination with Pherecydes, a biotechnology company specializing in precision phage therapy to treat resistant and/or complicated bacterial infections, with the ambition to create a global leader in extended phage therapy and accelerate the development of a portfolio of phage candidates targeting pathogenic bacteria.

The proposed transaction seeks to leverage ERYTECH’s financial resources and teams to both accelerate and expand PHERECYDES’ existing phage development programs and reinforce efforts to advance novel phage candidates.

ERYTECH and PHERECYDES intend to merge their operations and relocate all teams to ERYTECH’s premises in Lyon, where they will benefit from presence in a major European hub for infectious diseases.

The combined company’s cash runway would extend into Q3 2024, with a consolidated cash position of approximately €41 million as of December 31, 2022, and would enable funding of existing and novel programs through multiple clinical milestones.

The proposed transaction is structured as a merger of PHERECYDES into ERYTECH, pursuant to which the shareholders of PHERECYDES would receive newly issued ERYTECH ordinary shares in consideration of the contribution of the assets and liabilities of PHERECYDES. The extraordinary general meetings of ERYTECH and PHERECYDES will be called upon to vote on the proposed merger, currently expected to be convened at the end of June of 2023. The proposed transaction is expected to close shortly after the approval by the EGM.

Full Year 2022 Financial Results

▪Key financial figures for the twelve months of 2022 compared with the same period of the previous year are summarized below:

In thousands of euros	Q4 2022 (12 months)	Q4 2021 (12 months)
Revenues	—	—
Other income	6,647	4,180
Net gain on asset sale	24,351	—
Operating income	30,998	4,180
Research and development	(19,907)	(45,100)
General and administrative	(13,887)	(15,595)
Operating expenses	(33,793)	(60,696)
Operating income (loss)	(2,796)	(56,517)
Financial income	4,453	5,422
Financial expenses	(1,364)	(2,702)
Financial income (loss)	3,089	2,720
Income tax	(521)	(2)
Net loss	(227)	(53,798)

▪Net loss for the full year of 2022 was €0.2 million, a €53.7 million improvement year-over-year, reflecting the €24.4 million net gain on the sale of the Princeton facility, and the further decrease in operating expenses, which, at €33.8 million of expenses at the end of 2022, were also showing an accelerated decrease of €26.9 million (-44%) year-over-year, with a €25.2 million decrease in R&D expenses (-56%), related to the termination of clinical programs, and a €1.7 million decrease (-11%) in G&A.

▪Other income included the €4.9 million debt extinguishment related to the conditional advance on the Tedac R&D program, owing to the termination of developments on the Graspa® platform, and €1.5M for the R&D tax credit.

▪Total operating expenses of €33.8 million included an impairment charge of €2.4 million on the Lyon production facility, related to the end of eryaspase operations, and a one-off €1.8 million cost of restructuring, related to the resizing of French operations and staff.

▪Income tax expense in 2022 was €0.5 million, reflecting the expected tax impacts of the capital gain from the sale of the Princeton facility.

▪As of December 31, 2022, ERYTECH had cash and cash equivalents totaling €38.8 million (approximately $41.5 million), compared with €33.7 million as of December 31, 2021. The €5.1 million net increase in cash position during the twelve months of 2022 was the result of the net cash of €37.6 million received from the sale of the Princeton facility, a €31.3 million net cash utilization in operating activities and investing activities (excluding the sale of the Princeton facility) and €1.8 million used in financing activities, while the variation of the U.S. dollar against the euro led to a €0.5 million positive currency exchange impact.

▪Earlier this year, the company initiated a deep restructuring and cost reduction program, then further intensified with the halt of the Graspa® program and BLA process. Considering this ongoing reduction in operating expenses, the Company believes that its current cash position can fund its current activities and planned operating expenses to the second half of 2024.

Filing of 2022 Universal Registration Document and 2022 Annual Report on Form 20-F

The Company’s 2022 Universal Registration Document for the year ended December 31, 2022, including the management report and the annual financial report, and its Annual Report on Form 20-F for the year ended December 31, 2022, will be filed with the “Autorité des Marchés Financiers” (AMF) and with the U.S. Securities and Exchange Commission (SEC), respectively, on March 27, 2023.

These documents will be accessible on the Investors section of the Company’s corporate website (www.erytech.com). In addition, the Universal Registration Document will be available on the website of the AMF (www.amf-france.org) and the Annual Report on Form 20-F will also be available on the website of the SEC (www.sec.gov). Printed copies of these documents will also be available free of charge, by sending a postal request to the registered offices of ERYTECH Pharma, Bâtiment Bioserra, 60 Avenue Rockefeller, 69008 in Lyon (France).

2023 Financial Calendar*

▪Business Update and Financial Highlights for the First Quarter of 2023: May 9, 2023 (after U.S. market close), followed by a conference call & webcast on May 10, 2023 (2:30pm CET/8:30am ET)

▪Shareholders’ Meeting: June 23, 2023 at 9.30am CET - Paris

▪Business Update and Financial Highlights for the Second Quarter & First Half of 2023: September 11, 2023 (after U.S. market close), followed by a conference call & webcast on September 12, 2023 (2:30pm CET/8:30am ET)

▪Business Update and Financial Highlights for the Third Quarter of 2023: November 6, 2023 (after U.S. market close), followed by a conference call & webcast on November 7, 2023 (2:30pm CET/8:30am ET)

(*): Information subject to change.

About ERYTECH

ERYTECH is a biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs.

On February 15 2023, ERYTECH announced its intended strategic combination with PHERECYDES to create a global player in extended phage. More detail can be found in the press release.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information
This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s business and regulatory strategy and its evaluation of potential strategic transactions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; (5) the inability to agree to terms on a long-term supply agreement with Catalent; and (6) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.